Mail Stop 4561   December 11, 2007

David Choo
CMR Mortgage Fund II, LLC
62 First Street, 4th Floor
San Francisco, California 94105

        Re: CMR Mortgage Fund II, LLC
                Form 10, filed November 9, 2007
                File No. 000-52903

Dear Mr. Choo:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with information so we may better
understand your disclosure. After reviewing this information, we may raise additional
comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10

General

  1. Please note that the Form 10 goes effective by lapse of time 60 days after the
     original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of
     1934. Upon the expiration of this 60-day time period, you will be subject to the
     reporting requirements under Section 13(a) of the Securities Exchange Act of
     1934. In addition, we will continue to review your filing until all of our
     comments have been addressed.

  2. Please update your financial statements in accordance with Rule 3-12 of
     Regulation S-X.

Preamble, page 1

3. Since you are not yet a reporting company, you do not qualify for the safe harbor, and the Form 10 does not include "forward-looking statements" within the meaning of Section 21E. Please revise here and in "Management's Discussion."

Our Operating History, page 3

4. Please revise to expand your disclosure to completely discuss the facts and circumstances related to the changes in net income from amounts previously reported and the changes in methodology for computing average equity which you refer to in the sixth paragraph in this section.

5. Please revise to clarify how you intend to adjust distributions quarterly to reflect actual return on average member capital starting in January 2008. Consider using an example of how the quarterly distributions will be calculated considering prior quarterly distributions and prior and current return on average members' capital.

Our Lending Standards and Policies, page 7

1. Loan-to-Value Ratios, page 8

6. Please revise to disclose why your LTV ratio lending policies do not apply to purchase money financing that you provide for the sale of any real estate owned.

7. The table on page 9 reveals a notable rise in LTV ratios. Please provide an explanation for this increase.

Risk Factors

Other Risks, page 27

8. In "Item 1—Business—Past Sales of Membership Interests," you describe the potential legal ramifications that may result if it is determined that there was a violation of the intrastate offering exemption under Section 3(a)(11) of the Securities Act of 1933. However, this discussion would be more appropriately addressed in the Risk Factors section. Please revise.

Financial Information

Selected Financial Data, page 28

9. This section discloses that the registrant's auditor was replaced in 2007. This discussion would be more appropriately addressed in "Item 14—Changes in and Disagreements with Accountants on Accounting and Financial Disclosure." Please revise. Under this section direct investors to Item 14.

Liquidity and Capital Resources, page 43

10. The discussion in this section seems to focus on CMR's liquidity in the short
    term. Please revise to discuss liquidity on both a long-term (greater than 12
    months) and a short-term basis. Refer to Item 303(a)(1) of Regulation S-K.

11. CMR experienced a significant decline in its cash and cash equivalents in the first
    six months of 2007. This appears to be, in part, due to an absence of loan payoffs
    and the decision to no longer accept new member subscriptions. Consider
    addressing the course of action CMR has taken or proposes to take to remedy the
    deficiency. Additionally, consider addressing known trends that are likely to
    result in CMR's liquidity increasing or decreasing in a material way. Refer to
    Item 303(a)(1) of Regulation S-K.

12. You disclose that operating cash flows decreased from 2005 to 2006 due to
    increasing loan loss reserves. Please revise to clarify how increasing loan loss
    reserves affected operating cash flows since it is a noncash event.

13. You disclose that operating cash flows decreased from 2005 to 2006 due to a $1.4
    million noncash item. Please revise to disclose the nature of the $1.4 million
    noncash item, where it is presented in the statement of cash flows and clarify how
    the noncash item affected operating cash flows considering you describe it a
    noncash item.

Contractual Obligations and Material Commitments, page 44

14. The total amount of obligations disclosed in this section does not seem to be
    consistent with other disclosure made in the document. For instance, you disclose
    elsewhere in the filing that you borrowed $25 million from Income Fund.
    However, this amount is apparently excluded from the disclosure. Please advise
    us as to why the loan from Income Fund does not need to be included in the table.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 45

15. Please revise to discuss the risks associated with moderate changes in interest
    rates (25-50 basis points). Specifically discuss how moderate changes in interest
    rates affect the value of your mortgage loans. If you do not believe the fair value
    of your mortgage loans are sensitive to moderate changes, please disclose why
    they are not.

Executive Compensation, page 48

16. Revise this section to disclose the dollar amounts paid to the Manager and its
    affiliates in the last year.

Recent Sales of Unregistered Securities, page 52

17. Please revise to include the amount of securities sold under each permit issued by the California Department of Corporations in the last three years. Refer to Item 701(a) of Regulation S-K and Instruction 2 of Item 701.

18. You indicate that you relied upon Section 3(a)(11) of the Securities Act and Rule 147 as an exemption from registering the membership interests. Please state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

Item 11. Description of Registrant's Securities to be Registered, page 52

19. Please revise to clarify if the Manager's consent is needed for members to vote on the matters listed in the second paragraph in the Rights and Liabilities of Members section. A similar disclosure in the fourth full paragraph on page 2 does not refer to the fact that the Manager must consent to a vote.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 56

20. Please revise this section to include all of the information required by Item 304 of Regulation S-K. Please note, in particular, that this disclosure must be provided to the former accountant and that you must request the accountant to furnish you with a letter addressed to the Commission stating whether it agrees with the statements you make in response to Item 304(a). This response letter must then be filed as an exhibit to the Form 10. Refer to Item 304(a)(3) of Regulation S-K.

Financial Statements

General

21. We noted your disclosure that in connection with preparation of the Registration Statement on Form 10, it was determined that the Fund's prior auditors were not independent with respect to SEC rules and regulations.

    a. Please tell us how you comply with Rule 2-01.3.b of Regulation S-X in preparing your audited financial statements.

    b. Please tell us the facts and circumstances regarding the independence violation.

22. You disclose that the Manager pays for all of your operating and administrative costs and that the Manager may request reimbursement for these expenses. You also disclose that the Manager has not requested reimbursement for any expenses to through June 30, 2007. Please tell us how you considered the guidance in SAB Topic 1.B.1.

Note 1. Organization and General Fund Provisions, page F-7

23. You disclose that members should refer to the Fund's Offering Circular. However you have not disclosed any information related to this document. Please revise to disclose the material provisions included in this document and file it as an exhibit.

24. You disclose that the under Section 3(a)(11) of the Securities Act of 1933, as amended, and Rule 147, the Fund must restrict its investments in assets located <u>outside</u> California. However, we note that loans are primarily secured by property in California. Please revise or advise of regarding this apparent inconsistency.

Note 2. Summary of Significant Accounting Policies

Loans Secured by Deeds of Trust, page F-9

25. We note that the Manager may retain part of the loan proceeds as an interest reserve to ensure timely interest payments and that it appears that you present these amounts as "due from related parties." Please tell us the guidance on which you rely for this accounting policy. Specifically, tell us why you do not present this amount as part of the loan until the interest is legally due to you.

Note 5. Loans Secured By Deeds of Trust, Concentrations and Characteristics, page F-14

26. Please revise to disclose any unamortized premiums and discounts and any net unamortized deferred fees and costs. Refer to paragraph .13(e) of SOP 01-6.

Note 6. Real Estate Owned, page F-17

27. Please advise us as to how this arrangement complies with Section 13(k) of the Securities Exchange Act of 1934.

28. We note that the Manager purchased your foreclosed commercial property at the net realizable value <u>plus the recognized loss</u>. Please revise to disclose the reasons why the Manager paid a price above the fair market value of the property. Similarly, revise your disclosure at the top of page 38 to disclose the reasons why the Manager would pay a price above the fair market value related to the property you foreclosed on in June 2007.

General

29. Please have your interim financial statements reviewed by your independent public accountant. When completed, please revise to disclose that the review has been completed and include the review report in your amendment.

30. You disclose that in 2006 you sold a $19.5 million loan with a scheduled maturity of September 2009 and recorded an interest-only strip which you appear to be accounting for as an available-for-sale security. Please revise to disclose the value of the security and the unrealized gain or loss as of each period end presented.

Condensed Statement of Cash Flows, page F-24

31. Please revise to disclose all noncash investing and financing activities. It appears that you acquired real estate through foreclosure and assumed senior loan obligations during the interim period. Refer to paragraph 32 of SFAS 95.

        *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at 202-551-3437 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair at 202-551-3583 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

CC: By Fax (415) 773-5759
       Richard V. Smith, Esq.
       Orrick, Herrington & Sutcliffe LLP
       The Orrick Building
       405 Howard Street
       San Francisco, CA 94105